Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

MDJM LTD
Annual General Meeting of Shareholders
20 December 2024
10:00 am Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF MDJM LTD

The undersigned shareholder of MDJM LTD, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated 4 November 2024, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on 20 December 2024, at 10:00 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposals No. 1–7 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Continued and to be signed

VOTE BY INTERNET

www.Transhare.com (click on Vote Your Proxy and enter your control number)

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, 17 December 2024. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY EMAIL

Please email your signed proxy card to Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to +1.727.269.5616.

VOTE BY MAIL

Please sign, date and mail to Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years.

Email Address:

THIS PROXY CARD

Please read the explanatory notes overleaf before the completing this form.

I/We, ____________________, being a member of the Company, appoint the [Chairman of the meeting] [NAME OF PROXY] as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held on 20 December 2024 at 10:00 am Eastern Time and at any adjournment of the meeting.

If you wish to appoint multiple proxies, please see note 1 overleaf. If you are appointing more than one proxy, please indicate each of the proxy in the box below and complete the number of shares in relation to which they are authorised to act as proxy. Otherwise this section can be left blank.

PROXY NAME	NUMBER OF SHARES

The proxy is to vote on the following resolutions as I/we have instructed by making the appropriate box with an “X”.

The Board of Directors recommends voting FOR the following:

		FOR	AGAINST	ABSTAIN
Proposal No. 1	To re-elect Siping XU as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
Proposal No. 2	To re-elect Yuan GONG as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
Proposal No. 3	To re-elect Zhenlei HU as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
Proposal No. 4	To re-elect Liding SUN as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
Proposal No. 5	To re-elect Wei GUAN as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
Proposal No. 6	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2024; and	☐	☐	☐
Proposal No. 7	To appoint Quality Law Services Ltd. as the Company’s legal counsel in respect of the Cayman Islands laws.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Share Owner signs here	Co-Owner signs here
Date:

Note:

1.	As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your shares in relation to which they are authorised to act as your proxy. If this box is left blank, they will be authorised in respect of your full voting entitlement.

2.	This form of proxy confers authority to demand or join in demanding a poll.

3.	Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

4.	A proxy does not need to be a member of the Company but must attend to the meeting to represent you. If you wish to appoint a proxy other than the chairman of the meeting, insert their full name in the box. If you leave this space blank, the chairman of the meeting will be appointed your proxy. Where you appoint as your proxy someone other than the chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the chairman and give them the relevant instruments directly.

5.	You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, you may copy this form. If your are appointing more than one proxy, please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy and indicate by ticking the relevant box that the proxy appointment is one of multiple appointments being made. Multiple appointments should be returned together in the same envelope.

6.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

7.	To direct your proxy how to vote on the resolutions mark the appropriate box with an “X”. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting, including a motion to adjourn.

8.	To validity appoint a proxy using this form, the form must be:

a.	Completed and signed. Where the appointer is a corporation then the form must be executed under the hand of an officer duly authorised to do so;

b.	Sent and delivered in accordance with the methods set forth in the proxy form; and

c.	Received by the Company no later than forty-eight hours before the time set for the meeting.

9.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take procedures.